                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G/A


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                          Cabot Oil & Gas Corporation
        ________________________________________________________________
                                (Name of Issuer)


                                  Common Stock
        ________________________________________________________________
                         (Title of Class of Securities)


                                   127097103
                         _____________________________
                                 (CUSIP Number)


Check the following box if a fee is being paid with the statement [_] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 Pages
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CUSIP No. 127097103            13G          Page 2 of 4 Pages
-------------------                         -----------------
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 1.    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Harvard Private Capital Realty, Inc
          (formerly known as Aeneas Properties Inc.)
--------------------------------------------------------------------------
 2.                                                        (a)        [_]
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                           (b)        [_]
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 3.    SEC USE ONLY
--------------------------------------------------------------------------
 4.    CITIZENSHIP OR PLACE OF ORGANIZATION
           Massachusetts
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                 5.    SOLE VOTING POWER
 NUMBER OF                 1,648,664 shares
   SHARES        --------------------------------------------------------
BENEFICIALLY     6.    SHARED VOTING POWER
  OWNED BY                 ---
    EACH         --------------------------------------------------------
 REPORTING       7.    SOLE DISPOSITIVE POWER
   PERSON                  1,648,664 shares
    WITH         --------------------------------------------------------
                 8.    SHARED DISPOSITIVE POWER
                           ---
--------------------------------------------------------------------------
 9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                 1,648,664 shares
--------------------------------------------------------------------------
 10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES          [_]
       CERTAIN SHARES*
--------------------------------------------------------------------------
 11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                 7.4%
--------------------------------------------------------------------------
 12.   TYPE OF REPORTING PERSON*
                 CO
--------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                 SCHEDULE 13G
                                 ------------


Item 1(a)   Name of Issuer:
               Cabot Oil & Gas Corporation

     1(b)   Address of Issuer's Principal Executive Offices:
               15375 Memorial Drive
               Houston, TX  77079

Item 2(a)   Name of Person Filing:
               Harvard Private Capital Realty, Inc.

     2(b)   Address of Principal Business Office or, if none,
               Residence:
                 c/o Harvard Management Company, Inc.
                 600 Atlantic Avenue
                 Boston, MA  02210

     2(c)   Citizenship:
               Massachusetts

     2(d)   Title of Class of Securities:
               Common Stock

     2(e)   CUSIP Number:
               127097103

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b):

               This entity filing is a wholly-owned subsidiary of the endowment fund of Harvard University.

Item 4(a)   Amount beneficially owned:
               1,648,664 shares, each of which would be owned upon conversion of the 692,439 preferred shares that the reporting person currently owns.

     4(b)   Percent of Class:
               7.4%

     4(c)   Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote:
                   1,648,664 shares

                               Page 3 of 4 Pages
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            (ii)   shared power to vote or to direct the vote:
                          ______

            (iii)  sole power to dispose or to direct the disposition of:
                      1,648,664 shares

            (iv)   shared power to dispose or to direct the disposition of:
                          ______

Item 5      Ownership of Five Percent or less of a Class:
               Not Applicable.

Item 6      Ownership of more than Five Percent on behalf of another person:
               Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
               Not Applicable.

Item 8      Identification and Classification of Members of the Group:
               Not Applicable.

Item 9      Notice of Dissolution of Group:
               Not Applicable.

Item 10     Certification:

            By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                       HARVARD PRIVATE CAPITAL REALTY, INC.


                                       By:  /s/  Verne O. Sedlacek
                                          ------------------------------
                                         Name:   Verne O. Sedlacek
                                         Title:  Authorized Signatory

February 13, 1996

                               Page 4 of 4 Pages